**Pricing supplement no. 1198**
*To prospectus dated November 21, 2008,*
*prospectus supplement dated November 21, 2008 and*
*product supplement no. 108-A-III dated February 7, 2011*

03-#08-2011-R
**Registration Statement No. 333-155535**
**Dated March 24, 2011**
**Rule 424(b)(2)**

# JPMorgan Chase & Co.

| Structured Investments | **$1,700,000**<br>**11.58% per annum Upside Auto Callable Reverse Exchangeable Notes due March 29, 2012**<br>**Linked to the Common Stock of Bank of America Corporation** |
|---|---|

**General**

- The notes are designed for investors who seek a higher interest rate than either the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation in the Reference Stock, to accept the risks of exposure to equities in general and the common stock of Bank of America Corporation, in particular, to assume the risk that the notes will be automatically called and the investors will receive less interest than if the notes are not automatically called and, if the notes are not automatically called, to lose some or all of their principal at maturity.
- If the notes are not automatically called, the notes will pay 11.58% per annum interest over the term of the notes. **However, the notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on whether the Final Share Price of the Reference Stock is less than the Initial Share Price by more than the Protection Amount ($3.37 initially) as described below. If the notes are automatically called, you will receive, for each $1,000 principal amount note, $1,000 plus accrued and unpaid interest. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 29, 2012*
- If the notes are not automatically called, payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or the Cash Value, in each case, together with any accrued and unpaid interest, as described below.
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof
- If the Final Share Price is less than the Initial Share Price by more than the Protection Amount, we have elected to pay you the Cash Value at maturity.
- **The terms of the notes as set forth in "Key Terms" below, including those set forth under "Key Terms — Payment at Maturity," to the extent they differ or conflict with those set forth in the accompanying product supplement no. 108-A-III, supersede the terms set forth in product supplement no. 108-A-III.** Please refer to "Supplemental Terms of the Notes" in this pricing supplement for more information.

**Key Terms**

| | |
|---|---|
| Reference Stock: | The common stock, par value $0.01 per share, of Bank of America Corporation (New York Stock Exchange symbol "BAC"). We refer to Bank of America Corporation as "Bank of America." |
| Interest Rate: | • 11.58% per annum if the notes are not automatically called; or<br>• if the notes are automatically called:<br>   • 2.895% if the notes are automatically called on the first Call Date;<br>   • 5.79% if the notes are automatically called on the second Call Date;<br>   • 8.685% if the notes are automatically called on the third Call Date; or<br>   • 11.58% if the notes are automatically called on the final Call Date,<br>in each case equivalent to 11.58% per annum, paid monthly and calculated on a 30/360 basis. |
| Automatic Call: | If on any of the four (4) Call Dates, the closing price of the Reference Stock is greater than the Initial Share Price, the notes will be automatically called on that Call Date. |
| Payment if Called: | If the notes are automatically called, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest to but excluding that Call Settlement Date. |
| Protection Amount: | **$3.37, which is equal to 25.00% of the Initial Share Price, subject to adjustments** |
| Pricing Date: | March 24, 2011 |
| Settlement Date: | On or about March 29, 2011 |
| Call Dates*: | June 24, 2011 (first Call Date), September 26, 2011 (second Call Date), December 23, 2011 (third Call Date) and March 26, 2012 (final Call Date, which is also the Observation Date) |
| Call Settlement Dates*: | June 29, 2011 (first Call Settlement Date), September 29, 2011 (second Call Settlement Date), December 29, 2011 (third Call Settlement Date) and March 29, 2012 (final Call Settlement Date, which is also the Maturity Date), each of which is the third business day after the applicable Call Date specified above, *provided* that the final Call Settlement Date is the Maturity Date. |
| Observation Date*: | March 26, 2012 |
| Maturity Date*: | March 29, 2012 |
| CUSIP: | 48125XKR6 |
| Interest Payment Dates: | Interest on the notes will be payable monthly in arrears on the 29th calendar day of each month (each such day, an "Interest Payment Date"), commencing April 29, 2011, to and including the Maturity Date, unless the notes are automatically called. If the notes are automatically called, interest will accrue to but excluding the applicable Call Settlement Date, and will be payable on each Interest Payment Date occurring before the applicable Call Settlement Date and on the applicable Call Settlement Date. See "Selected Purchase Considerations — Monthly Interest Payments" in this pricing supplement for more information. |
| Payment at Maturity: | If the notes are not automatically called, the payment at maturity, in excess of any accrued and unpaid interest, will be based on the performance of the Reference Stock. If the notes are not automatically called, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest at maturity, unless the Final Share Price is less than the Initial Share Price by more than the Protection Amount. If the notes are not automatically called and the Final Share Price is less than the Initial Share Price by more than the Protection Amount ($3.37 initially), at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, a cash payment equal to the Cash Value. The Cash Value will be less than the principal amount of your notes, and may be zero. **The Cash Value will most likely be substantially less than the principal amount of your notes, and may be zero.** |
| Cash Value: | The product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments |
| Initial Share Price: | $13.48, the closing price of the Reference Stock on the Pricing Date. The Initial Share Price is subject to adjustments in certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 108-A-III for further information about these adjustments. |
| Final Share Price: | The closing price of the Reference Stock on the Observation Date |

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Automatic Call" or "Description of Notes — Payment at Maturity," as applicable, in the accompanying product supplement no. 108-A-III

**Investing in the Upside Auto Callable Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-8 of the accompanying product supplement no. 108-A-III and "Selected Risk Considerations" beginning on page PS-4 of this pricing supplement.**

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public (1) | Fees and Commissions (2) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $1,000 | $10 | $990 |
| **Total** | $1,700,000 | $17,000 | $1,683,000 |

(1) The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-19 of the accompanying product supplement no. 108-A-III, as supplemented by the "Supplemental Use of Proceeds" in this pricing supplement.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-40 of the accompanying product supplement no. 108-A-III.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $10.00 per $1,000 principal amount note.

*The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

**J.P.Morgan**

March 24, 2011

## Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 108-A-III dated February 7, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated March 24, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 108-A-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 108-A-III dated February 7, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211000853/e41982_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

## Supplemental Terms of the Notes

For purposes of determining the payment to you at maturity if a Reorganization Event occurs as described under "General Terms of Notes — Anti-Dilution Adjustments — Reorganization Events" in the accompanying product supplement no. 108-A-III, "Physical Delivery Amount" means 74.1840 shares of the Reference Stock, per $1,000 principal amount note, which is the number of shares equal to $1,000 divided by the Initial Share Price, subject to adjustments.

For purposes of the accompanying product supplement no. 108-A-III, if the Final Share Price is less than the Initial Share Price by more than the Protection Amount ($3.37 initially), we have elected to pay you the Cash Value at maturity.

### Examples of Hypothetical Payments at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity or upon an automatic call on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and closing prices on any of the Call Dates. The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $13.60
- the Interest Rate: 11.58% per annum if the note is held to maturity
  2.895% (equivalent to 11.58% per annum) if the note is automatically called on the first Call Date
  5.79% (equivalent to 11.58% per annum) if the note is automatically called on the second Call Date
  8.685% (equivalent to 11.58% per annum) if the note is automatically called on the third Call Date
  11.58% (equivalent to 11.58% per annum) if the note is automatically called on the final Call Date
- the Protection Amount (in U.S. dollars): $3.40

| Hypothetical Highest Closing Price on any of the Call Dates | Hypothetical Final Share Price | Hypothetical Final Share Price expressed as a percentage of Initial Share Price | Payment on the applicable Call Settlement Date** | Payment at Maturity** |
|---|---|---|---|---|
| $27.20 | N/A | N/A | $1,000.00 | $1,000.00 |
| $20.40 | N/A | N/A | $1,000.00 | $1,000.00 |
| $17.00 | N/A | N/A | $1,000.00 | $1,000.00 |
| $14.28 | N/A | N/A | $1,000.00 | $1,000.00 |
| **$13.60** | **$13.60** | **100.00%** | **N/A** | **$1,000.00** |
| $13.60 | $12.92 | 95.00% | N/A | $1,000.00 |
| $12.24 | $10.20 | 75.00% | N/A | $1,000.00 |
| $11.56 | $8.84 | 65.00% | N/A | $650.00 |
| $8.84 | $6.80 | 50.00% | N/A | $500.00 |
| $6.80 | $3.40 | 25.00% | N/A | $250.00 |
| $4.08 | $0.00 | 0.00% | N/A | $0.00 |

**Note that you will receive at maturity or on the applicable Call Settlement Date, as applicable, accrued and unpaid interest in cash, in addition to (1) at maturity, the Cash Value or the principal amount of the notes or (2) on the applicable Call Settlement Date, $1,000 in cash.

The following examples illustrate how the payments at maturity the applicable Call Settlement Date, as applicable, set forth in the table above are calculated.

**Example 1: The closing price of the Reference Stock on the first Call Date is $14.28.** Because the closing price of the Reference Stock of $14.28 on the first Call Date is greater than the Initial Share Price of $13.60, the notes are automatically called and you will receive a payment on the first Call Settlement Date of $1,000 per $1,000 principal amount note.

**Example 2: The highest closing price of the Reference Stock on any of the Call Dates was $13.60, and the Final Share Price is $12.92.** Because the highest closing price of the Reference Stock of $13.60 on any of the Call Dates is not greater than the Initial Share Price of $13.60, the notes are not automatically called. Because the Final Share Price of $12.92 is less than the Initial Share Price of $13.60 by not more than the Protection Amount, you will receive at maturity a payment of $1,000 per $1,000 principal amount note.

**Example 3: The highest closing price of the Reference Stock on any of the Call Dates was $8.84, and the Final Share Price is $6.80, a decline of more than the Protection Amount.** Because the highest closing price of the Reference Stock of $8.84 on any of the Call Dates is not greater than the Initial Share Price of $13.60, the notes are not automatically called. Because the Final Share Price of $6.80 is less than the Initial Share Price of $13.60 by more than the Protection Amount, you will receive the Cash Value at maturity. Because the Final Share Price of the Reference Stock is $6.80, your final payment at maturity is $500.00.

Regardless of the performance of the Reference Stock, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of (1) if the notes are held to maturity, $115.80 over the term of the notes or (2) if the notes are automatically called: (i) $28.95 if called on the first Call Date from the issue date to but excluding the first Call Settlement Date, (ii) $57.90 if called on the second Call Date from the issue date to but excluding the second Call Settlement Date; (iii) $86.85 if called on the third Call Date from the issue date to but excluding the final Call Settlement Date or (iv) $115.80 if called on the final Call Date from the issue date to but excluding the final Call Settlement Date. If the notes are held to maturity, the Cash Value you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $13.48 and the Protection Amount was $3.37, in each case subject to adjustments.

## Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay (1) if the notes are not automatically called, 11.58% per annum interest over the term of the notes, or (2) if the notes are automatically called: (i) 2.895% if called on the first Call Date, (ii) 5.79% if called on the second Call Date; (iii) 8.685% if called on the third Call Date or (iv) 11.58% if called on the final Call Date, in each case equivalent to 11.58% per annum interest, from the issue date to but excluding the applicable Call Settlement Date, each of which is higher than the yield currently available on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS —** The notes offer monthly interest payments at a rate of (1) if the notes are not automatically called, 11.58% per annum interest over the term of the notes, or (2) if the notes are automatically called, (i) 2.895% if called on the first Call Date, (ii) 5.79% if called on the second Call Date; (iii) 8.685% if called on the third Call Date or (iv) 11.58% if called on the final Call Date, in each case equivalent to 11.58% per annum interest, from the issue date to but excluding the applicable Call Settlement Date. Interest will be payable monthly in arrears on the 29th calendar day of each month (each such day, an "Interest Payment Date"), commencing April 29, 2011, to and including the Maturity Date, unless the notes are automatically called. If the notes are automatically called, interest will accrue to but excluding the applicable Call Settlement Date, and will be payable on each Interest Payment Date occurring before the applicable Call Settlement Date and on the applicable Call Settlement Date. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date or applicable Call Settlement Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the Interest Payment Date for May 2011 is May 29, 2011, but due to May 29, 2011 being a Sunday and May 30, 2011 being a public holiday, payment of interest with respect to that Interest Payment Date will be made on May 31, 2011, the next succeeding business day.

- **POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE** — If the closing price of the Reference Stock is greater than the Initial Share Price on any of the four (4) Call Dates, your notes will be automatically called prior to the maturity date. Under these circumstances, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Call Settlement Date.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT AUTOMATICALLY CALLED** — If the notes are not automatically called, we will pay you your principal back at maturity so long as the Final Share Price is not less than the Initial Share Price by more than the Protection Amount ($3.37 initially) on the Observation Date. **However, if the notes are not automatically called and if the Final Share Price is less than the Initial Share Price by more than the Protection Amount ($3.37 initially), you could lose the entire principal amount of your notes.**

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT —** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 108-A-III. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes for U.S. federal income tax purposes as units comprising: (i) a cash-settled Put Option written by you to us with respect to the Reference Stock that is automatically terminable in circumstances where an Automatic Call occurs and (ii) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option. We and you agree to treat approximately 7.60% of each coupon payment as interest on the Deposit and the remainder as Put Premium. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale, including as a result of an Automatic Call. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

## Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 108-A-III dated February 7, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal.  If the notes are not automatically called, the payment at maturity will be based on whether the Final Share Price is less than the Initial Share Price by more than the Protection Amount ($3.37 initially).  Under certain circumstances, you will receive the Cash Value instead of the principal amount of the notes.  The Cash Value will be less than the principal amount of each note and may be zero.  **Accordingly, you could lose up to the entire principal amount of your notes.**

- **THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT** — The notes will be called before maturity if the closing price of the Reference Stock is greater than the Initial Share Price on any of the four (4) Call Dates.  Under these circumstances, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Call Settlement Date.

- **YOUR PROTECTION MAY TERMINATE ON THE OBSERVATION DATE** — If the notes are not automatically called and the closing price of the Reference Stock on the Observation Date (*i.e.,* the Final Share Price) is less than the Initial Share Price minus the Protection Amount ($3.37 initially), you will be fully exposed to any depreciation in the Reference Stock.  Because the Final Share Price will be determined based on the closing price on a single trading day near the end of the term of the notes, the price of the Reference Stock at the maturity date or at other times during the term of the notes could be at a level above the Initial Share Price minus the Protection Amount ($3.37 initially).  This difference could be particularly large if there is a significant decrease in the price of the Reference Stock during the later portion of the term of the notes or if there is significant volatility in the price of the Reference Stock during the term of the notes, especially on dates near the Observation Date.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or on any Call Settlement Date and on the Interest Payment Dates, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  We and/or our affiliates may also currently or from time to time engage in business with Bank of America, including extending loans to, or making equity investments in, Bank of America or providing advisory services to Bank of America.  In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Bank of America, and these reports may or may not recommend that investors buy or hold the Reference Stock.  As a prospective purchaser of the notes, you should undertake an independent investigation of Bank of America as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **REINVESTMENT RISK** — If your notes are automatically called early, the term of the notes may be reduced to as short as three months and you will not receive interest payments after the applicable Call Settlement Date.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

- **SINGLE STOCK RISK** — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, or upon an automatic call described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes.  As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Influence the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

- **PROTECTION AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY** — Assuming the notes are not automatically called, we will pay you your principal back at maturity only if the Final Share Price is not below the Initial Share Price by more than the Protection Amount ($3.37 initially) and the notes are held to maturity.  If the notes are not automatically called and the Final Share Price is less than the Initial Share Price by more than the Protection Amount ($3.37 initially), the protection provided by the Protection Amount ($3.37 initially) will be eliminated and you will be fully exposed at maturity to any decline in the market price of the Reference Stock.

- **VOLATILITY RISK** — Greater expected volatility with respect to the Reference Stock indicates a greater likelihood as of the Pricing Date that the Reference Stock could close below the Initial Share Price by more than the Protection Amount ($3.37 initially) on the Observation Date.  The Reference Stock's volatility, however, can change significantly over the term of the notes.  The closing price of the Reference Stock could fall sharply on the Observation Date, which could result in a significant loss of principal.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK** — If the notes are not automatically called and the Final Share Price is not below the Initial Share Price by more than the Protection Amount ($3.37 initially), for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant.  If the notes are automatically called, for each $1,000 principal amount note, you will receive $1,000 on the applicable Call Settlement Date plus any accrued and unpaid interest, regardless of the appreciation in the value of the Reference Stock, which may be significant.  Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments.  In addition, the Reference Stock issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

- **NO AFFILIATION WITH BANK OF AMERICA CORPORATION** — We are not affiliated with Bank of America.  We assume no responsibility for the adequacy of the information about Bank of America contained in this pricing supplement or in product supplement no. 108-A-III.  You should undertake your own investigation into the Reference Stock and Bank of America.  We are not responsible for Bank of America's public disclosure of information, whether contained in SEC filings or otherwise.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCK** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock.  We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time.  Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect the likelihood of an automatic call or our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 108-A-III.

The Reference Stock

## Public Information

All information contained herein on the Reference Stock and on Bank of America is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Bank of America is a financial institution that provides a range of banking, investing, asset management and other financial and risk management products and services. The common stock of Bank of America, par value $0.01 per share, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Bank of America in the accompanying product supplement no. 108-A-III. Information provided to or filed with the SEC by Bank of America pursuant to the Exchange Act can be located by reference to SEC file number 001-06523, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

## Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from January 6, 2006 through March 18, 2011. The closing price of the Reference Stock on March 24, 2011 was $13.48. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock on the Call Dates or the Observation Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Bank of America will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.


Historical Performance of Bank of America Corporation
Price ($)
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0
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Jul-06
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Jan-11
Source: Bloomberg

## Supplemental Use of Proceeds

Notwithstanding anything to the contrary in the accompanying product supplement no. 108-A-III (in particular, the second paragraph of the "Use of Proceeds" section on PS-19 of the accompanying product supplement), for purposes of the notes offered by this pricing supplement, the original issue price of the notes will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit, which in no event will exceed $25.00 per $1,000 principal amount note, that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

JPMorgan Structured Investments — PS-6
Upside Auto Callable Reverse Exchangeable Notes Linked to the Common Stock of Bank of America Corporation

## Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution, delivery and, with respect to the notes, authentication, of the indenture and the notes and the validity, binding nature and enforceability of the indenture and notes with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.